UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-184193 of Deutsche Bank AG, except that the “Outlook” subsection of the “Management Report” section of the Interim Report is not so incorporated by reference.

Exhibit 99.1: The following sections of Deutsche Bank AG’s Interim Report as of September 30, 2012: “The Group at a Glance”, “Management Report”, the unaudited financial statements and “Other Information”.

Exhibit 99.2: Capitalization table of Deutsche Bank AG as of September 30, 2012.

Exhibit 99.3: Statement re: Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended September 30, 2012, December 31, 2011, December 31, 2010, December 31, 2009, December 31, 2008 and December 31, 2007 (also incorporated as Exhibit 12.1 to Registration Statement No. 333-184193 of Deutsche Bank AG).

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2011 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2012, on pages 6 through 21 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of non-GAAP financial measures

This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income tax

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity

Total assets adjusted	Total assets

Total equity adjusted	Total equity

Leverage ratio (target definition) (total assets adjusted to total equity adjusted)	Leverage ratio (total assets to total equity)

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to the following portions of Exhibit 99.1 hereof: (i) for the leverage ratio (target definition), as well as the total assets adjusted and total equity adjusted figures used in its calculation, to “Risk Report – Balance Sheet Management – Leverage Ratio (Target Definition)”, and (ii) for the other non-GAAP financial measures listed above, to “Other Information (unaudited) – Target Definitions”.

For such descriptions with respect to earlier period data, please refer to the following portions our 2011 Annual Report on Form 20-F: (i) for the leverage ratio (target definition), as well as the total assets adjusted and total equity adjusted figures used in its calculation, to “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Balance Sheet Management”, and (ii) for the other non-GAAP financial measures listed above, to pages S-16 through S-18 of the supplemental financial information.

References to Financial Report

Exhibit 99.1 hereof contains references to text set forth in Deutsche Bank’s 2011 Financial Report. Deutsche Bank’s 2011 Annual Report on Form 20-F also contains the referenced text in substantially identical form, including (i) in Item 5, the sections “Update on Key Credit Market Exposures” (pp. 89-93) and “Special Purpose Entities” (pp. 93-98), (ii) in Item 11, the sections “Risk Management Framework” (p. 156 et seq.), “Credit Risk Exposure to Certain European Countries” (pp. 180-183) and “Sovereign Credit Risk Exposure to certain European Countries” (pp. 183-184) and (iii) audited financial statements including notes thereto. Readers of this Report on Form 6-K who wish to review the referenced text should do so by consulting such text as it appears in the 2011 Annual Report on Form 20-F. Neither the Financial Report nor the Annual Report on Form 20-F are incorporated by reference into this Report on Form 6-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: October 30, 2012	By:	/s/ Charlotte Jones
	Name:	Charlotte Jones
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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